

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 15, 2008

Via U.S. mail and facsimile

Newton W. Wilson III
Senior Vice President and General Counsel
Key Energy Services, Inc.
1201 McKinney Street, Suite 1800
Houston, Texas 77010

> **Re:** **Key Energy Services, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 23, 2008**
> **File No. 333-151166**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 8, 2008**
> **File No. 1-08038**

Dear Mr. Wilson:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Controls and Procedures, page 30

1.   We note you intend to address each material weakness identified in the December 31, 2007 Form 10-K that remain at the end of your next reporting period. When you first provide the expanded disclosure requested in our prior comment number two, please provide the disclosure requested for each material weakness identified in the December 31, 2007 Form 10-K. To the extent that a material weakness is resolved prior to the end of that reporting period, please provide detailed disclosure to explain how it was resolved.

2.   Furthermore, in each instance where you indicate in response to our prior comment number two, the nature of the disclosure you intend to include in future filings, please provide us with a sample of that disclosure. If you do not have sufficient information to provide a sample of the disclosure you intend to include in your Form 10-Q for the fiscal quarter ended June 30, 2008, please address the disclosure as of the fiscal quarter ended March 31, 2008.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721 or Jill Davis at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: J. Madison
     J. O'Brien
     J. Davis